SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13G

                                 (RULE 13D-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13D-1(B), (C) AND (D) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13D-2(B)
                               (AMENDMENT NO. 2)(1)



                              TOWNE SERVICES, INC.
                           --------------------------
                                (Name of Issuer)

                      Common Stock, no par value per share
                  ---------------------------------------------
                         (Title of Class of Securities)

                                    892148206
                            -------------------------
                                 (CUSIP Number)

                                December 31, 2000
            ----------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

--------
         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP NO. 892148206             13G          PAGE   2  OF  5  PAGES
          ---------                                ---    ---


----------- --------------------------------------------------------------------

   1.       NAMES OF REPORTING PERSONS                        HENRY M. BAROCO

            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
----------- --------------------------------------------------------------------

   2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|
                                                                        (b)  |_|
----------- --------------------------------------------------------------------

   3.       SEC USE ONLY
----------- --------------------------------------------------------------------

   4.       CITIZENSHIP OR PLACE OF ORGANIZATION               U.S. Citizen
--------------------------- ------ ---------------------------------------------
                            5.    SOLE VOTING POWER                      402,227
       NUMBER OF
        SHARES              ------ ---------------------------------------------
     BENEFICIALLY           6.      SHARED VOTING POWER                        0

       OWNED BY             ------ ---------------------------------------------
         EACH               7.     SOLE DISPOSITIVE POWER               402,227
       REPORTING
     PERSON WITH            ------ ---------------------------------------------

                            8.     SHARED DISPOSITIVE POWER                    0

----------- --------------------------------------------------------------------

   9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                         402,227

----------- --------------------------------------------------------------------

 10.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES*                                                |_|

----------- --------------------------------------------------------------------

11.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            7.4%

----------- --------------------------------------------------------------------

 12.        TYPE OF REPORTING PERSON*

            IN

----------- --------------------------------------------------------------------

ITEM 1(A).        NAME OF ISSUER:

                  Towne Services, Inc.

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  3950 Johns Creek Court, Suite 100
                  Suwanee, GA  30024

ITEM 2(A).        NAME OF PERSON FILING:

                  Henry M. Baroco

ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  3950 Johns Creek Court, Suite 100
                  Suwanee, GA  30024

ITEM 2(C).        CITIZENSHIP:

                  United States of America

ITEM 2(D).        TITLE OF CLASS OF SECURITIES:

                  Common Stock

ITEM 2(E).        CUSIP NUMBER:

                  892148206

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

                  Not applicable.

ITEM 4.           OWNERSHIP.

                  (a)      Amount Beneficially Owned:

                           402,227

                  (b)      Percent of Class:

                           7.4%

                  (c)      Number of Shares as to which such person has:

                           (i)      sole power to vote or to direct the vote

                                    402,227

                           (ii)     shared power to vote or to direct the vote

                                    0

                           (iii) sole power to dispose or to direct the disposition of

                                    402,227

                           (iv) shared power to dispose or to direct the disposition of

                                    0

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

ITEM 10.          CERTIFICATIONS.

                  Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             February 14, 2001
                                             -----------------------------------
                                             (Date)

                                             /s/ Henry M. Baroco
                                             -----------------------------------
                                             Henry M. Baroco

                                             President and Chief Operating
                                             Officer Towne Services, Inc.





                                      -5-